Filed by: Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IPC Holdings, Ltd. (Commission File No. 0-27662)

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This material relates to a proposed business combination between IPC and Max. On May 4, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This material is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED, OR THAT WILL BE FILED, WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on May 4, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form-10K, filed with the SEC on April 1, 2009.

The following is the full transcript from Max earnings call on May 5, 2009:

CORPORATE PARTICIPANTS

Marty Becker

Max Capital Group Ltd. - Chairman and CEO

Joe Roberts

Max Capital Group Ltd. - CFO

Susan Spivak

Max Capital Group Ltd. - IR

CONFERENCE CALL PARTICIPANTS

Todd Munn

WIC Partners - Analyst

Dan Farrell

Fox-Pitt Kelton - Analyst

Mark Dwelle

RBC Capital Markets - Analyst

Josh Shanker

Citigroup - Analyst

Cliff Gallant

Keefe, Bruyette & Woods - Analyst

PRESENTATION

Operator

The Company reminds you that this call may include statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings Ltd., which I will refer to as "IPC," and Max Capital Group Ltd., which I will refer to as "Max." They constitute forward-looking statements for purposes of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statements/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission, which I will refer to as the "SEC," under risk factors, many of which are difficult to predict and generally beyond the control of both IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements.

For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent annual report on Form 10-K, quarterly reports on Form 10-Q filed subsequent to the annual report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise, publicly, any forward-looking statement where there's a result of new information, future developments or otherwise.

I would now like to introduce Mr. Marty Becker, Chairman and CEO. Please proceed, sir.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

Thank you very much. And good morning, everyone, and welcome to Max Capital's first quarter earnings call. Joining me this morning is Joe Roberts, Max's CFO, and Sue Spivak, our head of Investor Relations.

Max just completed a very solid quarter. While earnings were good, what was most pleasing was the balance of results and the positive development of each of our underwriting platforms we've been working hard to build these past few years. Max today is demonstrating its global reach and the effectiveness of its diversified specialty insurance and reinsurance strategy.

Each of our underwriting platforms are meeting our expectations through the first quarter. We're seeing improved pricing conditions in virtually every line of business. Our 2007 US startup, Max Specialty, has continued to produce good loss ratio results and is now achieving sufficient [scale to begin growing] into its expense ratio with the first quarter [combined below 100.] As this business achieves its full run rate [and grows into the expense base,] we would [expect to achieve] a combined ratio in the area of 85% to 90%. Our fourth quarter 2008 acquisition in Lloyd's, Max at Lloyd's, is also performing very well and [has become an immediate meaningful contributor] to Max.

[Let's review each of our underwriting operations. Our underwriting teams in Bermuda and Dublin had a very good start to the year in both insurance and reinsurance. GWP are up about 20% in insurance and 15% in reinsurance Rates are showing positive movement in virtually every class of business. In the excess casualty space, most lines are flat versus a decline, with the exception of professional lines which are seeing some true rate increases. Our shorter tail lines of property, aviation and property cat are up 5% to 10% on average with the property cat being more 10%-15% on average. One item worth noting is our Ike losses continue to hold within their original estimate. This is a distinguishing point for Max's internal risk management and assessment and is similar to the 2005 KRW storms where we only posted losses one time] and never needed to make [an adjustment.] In our crop business, our 2009 book has more diversification than 2008 [from the cedants that posted] business with us and [pricing] is up about 5%.

In the US, Max Specialty (inaudible) continues to have very good success building out its platform. The distribution system they have assembled from their previous relationships is outstanding. So while this is new business to Max, the results are really more like a renewal book. The loss ratios on this [predominately] shorter tail business continue to develop well. Pricing on their per-risk property business is up 5% to 10%, and the contract binding business is now beginning to also show some true rate increases. Our inland marine/ocean cargo team is entering their second year with Max. They will be meaningful contributors going forward in this historically very profitable class of business. As we have mentioned previously, we will likely be adding some teams to Max Specialty later this year to continue to diversify their writings.

Our newest property and casualty platform is Max at Lloyd's. [This was a] fourth quarter 2008 acquisition versus a startup. It is composed of three syndicates, 1400, 2525 and 2526. Max supplies 100% of the capital of the 1400, but lesser percentages to the other two syndicates. This was an attractive acquisition, adding these teams and business flow for a price that was really just slightly above book value. In all of our building out of Max, we have stayed very cognizant that these enterprises ultimately all trade at a multiple of net tangible asset value. And we have worked hard to avoid any meaningful intangible assets. Max at Lloyd's is off to a good start. Here, too, you will likely see us add additional underwriting teams to help diversify and take advantage of the world's best specialty marketplace. Just a couple of weeks ago, you saw our first two announcements of underwriters in the personal accident and the non-US financial institution areas.

Our life business did not have any transactions in the first quarter. This is not unusual and is an opportunistic business for us to earn attractive returns. We have no variable or equity link life policies or annuities. Underwriting risk in this business is low. It is essentially an investment spread business and has performed well for Max.

With our third quarter 2008 earnings and our Lloyd's acquisition, Max announced the completion of its multi-year conversion from a company that previously was heavily reliant upon alternative asset income to a true underwriting specialty organization. At that time, we indicated we would be reducing our invested assets and hedge funds from 20% of invested assets to a percentage well in line with our peers. We indicated this would take through most of 2009. Our progress has been very good, principally because our hedge fund alternatives have always been composed of marketable securities. And Max had insisted upon shorter liquidity provisions when we entered these funds.

As of March 31, we are now below 12% of invested assets in hedge funds. Our present intention is to continue to reduce this level to at least 5% to 7% and perhaps farther. This increased reduction is a reflection of the attractive fixed income opportunities in the present marketplace. At the moment, we continue to remain oversized in cash, which is punitive to present earnings. However, it has been a prudent decision from an overall investment perspective. Additionally, we have worked hard to increase our transparency for investors, and this is just another piece of that process.

What I would like to do now is turn it over to Joe Roberts, our CFO, and he will review the financial results.

Joe Roberts - Max Capital Group Ltd. - CFO

Thank you, Marty. And good morning, everyone.

Antoine, could I just ask you (inaudible) the lines. We are getting (inaudible) people are having difficulties hearing. The lines are choppy, and it's not coming through clearly. So could you check that, please, as we continue with the call?

Max posted strong first quarter results with net operating income of $41.7 million, or $0.73 per diluted share, compared to $6.3 million, or [$0.11] per diluted share in 2008. On a reported basis, diluted book value per share as of March 31, 2009, [was $21.88] compared to [$22.46 at December 31,] 2008. However, excluding unrealized mark-to-market adjustments [under FAS 115 on investments] which are recorded through [accumulated other comprehensive] income, our book value was up approximately 2.5% in the quarter. The principal component of the unrealized mark-to-market adjustment stems from our long duration fixed maturity securities that match our long duration life liabilities, therefore, there is no economic loss to these adjustments.

The build-out of Max's global platform allowed us to generate strong profitable growth even in a [relatively] flat environment. Overall profitability remains highly favorable with a first quarter combined ratio of 89.7% compared to 88.8% in the first quarter of 2008. This year's underwriting results included approximately $3.4 million of catastrophe losses, whereas in 2008's first quarter, cat losses were minimum. [We continue to experience] favorable reserve development of $12.3 million in this year's first quarter compared to $7.8 million in 2008.

I will now review the financial highlights of each of our underwriting platforms beginning with [the Bermuda/Dublin insurance segment.]

[Gross premiums written] increased to 19.8% compared to 2008. All lines experienced favorable [growth over a year ago], but professional liability and property business were particularly strong, accounting for 74% of the increase.

In 2005, [we prudently pulled back from professional lines], avoiding the issues of the credit crisis. With the improvement in rates we are now seeing [more profitable opportunities to grow. The combined ratio for our Bermuda/Dublin insurance operations was a favorable 80.3%] compared to 83.5% [in 2008].

[Gross premiums written for this segment rose 14.6% compared to 2008. The increase is due to the timing of some] renewal business moving to the first quarter. The 2009 combined ratio was 93.6% compared to 86.4% for the same period in 2008. [The higher combined ration this year is principally due to higher acquisition] costs caused by a changing [mix of premium earned] and an expense reduction in the [comparable prior period based on revised information from cedants.]

[Max Specialty had a terrific] quarter with gross [premiums written of $68.8 million, slightly exceeding our plan. [Loss rations continue to be favorable. This quarter max Specialty demonstrated that it is] continuing to successfully grow [into its expense ratio] with a combined ratio of below 100%. [Going forward, we expect] Max Specialty to be a [crucial contributor] to Max's profitability.

Turning to Max of Lloyd's, this quarter is our first full quarter of operations from our Lloyd's segment, contributing over $20 million in [net earned premiums] at a combined ratio of [85.5%]. Our net income earned in the first quarter from this new business segment is already more than 50% of the purchase price paid and reflects an outstanding return on our investment into Lloyd's [in such a short] return period.

Our corporate general and administrative expenses increased by $11.6 million during the first quarter of 2009 compared to 2008. Included in this increase are the one-time cost for expenses resulting from the IPC amalgamation of $5.2 million and the termination charge of $2.0 million for Alstra, our fund of funds advisor.

Turn to the balance sheet and invested assets. At [December 31, 2009], $4.4 billion, or 88.1%, of our investable assets consisted of cash and high-grade fixed maturities securities which have a weighted average credit quality rating of AA plus with approximately 95% of our fixed maturities rated A or higher.

Approximately 58%, or $2.5 billion, of this cash and fixed maturities portfolio is comprised of cash, government and agencies, and US Agency MBS. Our corporate exposure is well diversified with over 200 different issuers, with our largest single issuer being AAA rated and 1.3% of this portfolio.

The remaining portfolio is comprised principally of AAA rated asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. Subprime and Alt-A exposed mortgage-rated securities has declined to 1.0% of our portfolio, with an average weighted life of 2.7 years and continue to pay down.

Credit issues in the fixed maturities portfolio have largely been avoided and minimal to date. We have not taken any impairment charges in the current quarter.

Net investment income was $40.5 million for the first quarter versus $49.6 million for the same period in 2008. The decline in the year-over-year comparison reflects our decision to hold more cash given the market volatility and was also impacted by the lower interest rate environments.

Since quarter end, we have started to deploy some of our cash balances, reinvesting $50 million into higher yielding fixed income securities and repaying $150 million of borrowing from our primary credit facility.

Alternative investments were $600 million, or 11.9%, of our invested assets at quarter end. The alternative portfolio produced a positive return of 2.06% during the quarter ended March 31, 2009. The HFRI Fund of Funds Composite Index, which we believe is the most comparable benchmark for this asset class, produced positive returns of 0.47% over the same period.

Turning to reserves, our property and casualty loss reserves were $3 billion at March 31, 2009, an increase of approximately $67 million from $2.9 billion at December 31, 2008, with approximately 68% of these reserves being IBNR. Our reserves continue to mature with positive development recorded in each of the last three years, demonstrating strong reserving practice and contributing to our profitability.

Our life and annuity benefits reserves were $1.3 billion at March 31, 2009 compared to 1.4 billion at December 31, 2008, with the decrease principally due to foreign exchange translation.

With that, I'll turn the call back over to Marty.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

Thank you, very much, Joe.

As you can see, in all respects, this was a very good quarter for Max and a true testimonial to the diversified global underwriting organization we have now become. As each of you know, in early March, Max announced its plans to merge with IPC in an all-stock transaction that is very beneficial to both sets of shareholders. IPC is a fine property cat company that has a track record of producing attractive results from a truly global portfolio of business. Its business mix is very complementary to Max's diversified platform. And through diversification credits, the combined creates $300 million to $400 million of excess capital for the combined enterprise.

While Max continues to be very successful growing and expanding our business today, we have felt, for some time, it would be additive to have more size and scale. Statistics just show that investors and rating agencies tend to place a higher premium on the larger companies. Our merger process is preceding well. Most all required approvals have now been received. And we expect to be setting a date for a shareholder vote and closing in June.

You are also aware of the unsolicited offer Validus made to IPC shareholders a few weeks following our announcements. This proposal was rejected by the IPC board as being inferior to the transaction already accepted with Max.

Validus recently has attempted to take their case directly to shareholders, which we view effectively as a marketing opportunity for them and not something of real substance. It's highly conditioned and relies on a scheme of arrangements that really makes it impractical. IPC's board, having reviewed this new offer, once again reminded investors that they do not find the Validus proposal to be superior to the Max transaction.

I've heard from many of you that you are tiring of the numerous press releases around this topic. We really appreciate that. And frankly, we're getting tired of issuing them. Unfortunately, it's just not prudent for us to allow those incessant allegations from Validus to remain on the record unanswered.

The benefits of a merger with Max for IPC shareholders are clear and compelling. The facts are simple and straightforward. Max has a signed agreement with IPC, which is expected to close in June. And Validus has no deal and no practical ability to get a deal and close before September, well into hurricane season. Max provides IPC shareholders more value than Validus. The merger with Max is accretive to the book value for IPC shareholders and the Validus t[transaction is dilutive] to the IPC shareholders. And remember, book value is the key driver of long-term valuation.

Max offers IPC shareholders a diversified and well-balanced company, while Validus is still a young, unproven platform. Validus is an overvalued currency relative to its peers. Max is trading cheap. Our price was disproportionately affected by the market meltdown in the third and fourth quarter of last year and perhaps was deserved, but we have taken clear and direct steps to ensure this cannot be repeated. Fortunately, asset allocation issues are much easier to address than underwriting issues. We are firmly committed to completing our deal with IPC and look forward to a successful closing.

Let us now open up the call to questions.

QUESTION AND ANSWER

Operator

(Operator instructions.) Your first question comes from the line of Todd Munn with WIC Partners. Please proceed with your questions.

Todd Munn - WIC Partners - Analyst

Yeah, hi. I'm sorry. I missed a lot of the call. I couldn't hear it due to technical difficulties. Thank you.

Operator

(Operator instructions.) Please hold briefly for your next question. Your next question comes from the line of Dan Farrell with FPK. Please proceed with your question.

Dan Farrell - Fox-Pitt Kelton - Analyst

Hi. Good morning.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

Hi, Dan.

Dan Farrell - Fox-Pitt Kelton - Analyst

Can you talk a little about the new Max Lloyd's platform, just given that's the first quarter that we're — that we are seeing these results. In terms of the premium and the mixed business there, should we think about the first quarter as being representative for the rest of the year from that perspective? Can you give us a sense if there's going to be any seasonality? Just trying to get a better understanding of that business overall.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

(Inaudible) do have a reasonably high component of property cat premium, so they are going to have a little heavier first quarter July 1 emphasis than other businesses would have. We have said previously that we would expect to see premium writings for the year to be about $150 million to Max. Remember, we do have two syndicates there that have fairly substantial names ownership. So while they will also be adding to premium overall, it would not be premium to Max on a net basis.

The business mix is as described in our various investor publications. It's 40% plus property, about 20% professional liability, about 20% non-US financial institutions and about 20% personal accident business. It is our expectation that we will continue to add additional underwriters to help diversify that platform. But I think, for all practical purposes, what you're going to see in 2009, even if those people were to join us later in the year, is what we already have today.

Dan Farrell - Fox-Pitt Kelton - Analyst

Okay. Great. And then just one additional question. I think in your remarks — and it was a bit difficult to hear — you indicated that you're going to take the fund of funds down to 5% to 6% of investments and maybe below that. And I think you indicated that market conditions and pricing might be starting to get — reach a level where it's more opportunistic to do that. Can you just comment a little bit more on those statements?

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

Sure. And I apologize for the sound quality of the call. We've had several emails from people who said it was scratchy.

The reduction in alternatives that we announced in the fall basically discussed at that time and continues to be on track to take hedge funds down to — our number has been 5% to 7% of investments, but then add back, on top of that, some attractive fixed income categories that aren't presently in our fixed income portfolio today. There's some very good returns out there on product that each of you are familiar with. So we are continuing that process. We have not yet added any of those new fixed income categories because we are still taking down the hedge funds. But I think in the second and third quarter, (inaudible) that attractiveness.

Most people have some of that product today, and it's just different (inaudible) categories of their present fixed income portfolio. Max has always had a fixed income portfolio that's a little more conservative than most because we did have the higher allocation to the hedge funds. And I think today we're rebalancing, given what the marketplace now is offering in terms of returns in those different categories, and also recognizing the fact that (inaudible) much better on those fixed income products (inaudible). (Inaudible) total return which (inaudible) for our (inaudible).

I did (inaudible) and across the board, virtually every class of business is (inaudible). In the casualty lines, other than professional liability, it’s much more of a process than it is (inaudible), but still (inaudible). (Inaudible) it’s very much a 5% to 10% increase (inaudible). (Inaudible) quarters (inaudible) to earn into our earnings. But it is (inaudible) positive inflection from where we were a year ago.

Dan Farrell - Fox-Pitt Kelton - Analyst

Thank you very much.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

Thanks, Dan.

Operator

Your next question comes from the line of Mark Dwelle with RBC Capital Markets. Please proceed with your question.

Mark Dwelle - RBC Capital Markets - Analyst

Yeah, good morning.

Joe Roberts - Max Capital Group Ltd. - CFO

Hey.

Mark Dwelle - RBC Capital Markets - Analyst

There was some comments or discussion related to some — what sounded like one-time items that were included in the general administrative costs. Could you go through these again?

Joe Roberts - Max Capital Group Ltd. - CFO

Sure, Mark, I’d be happy to. There was approximately $5.2 million in relation to our amalgamation with IPC that we recorded in the first quarter and $2 million in relation to our termination of our arrangement with Alstra. If you recall, Alstra is our fund of funds advisor on our hedge funds, and they are no longer with us. And there was a $2 million charge in the quarter relating to that. So those will be the two one-time items I referred to.

Mark Dwelle - RBC Capital Markets - Analyst

And then with respect to the acquisition cost ratio is elevated in the quarter. Is that attributable to Max at Lloyd’s, or was there more going on there?

Joe Roberts - Max Capital Group Ltd. - CFO

No. It was really to do with our reinsurance segment more so than Max at Lloyd’s. We are changing the mix and also just the timing of some transactions coming through. And in addition, in 2008, there was some positive adjustments to our acquisition cost ratio at that time, and so it’s a complex of both of those, Mark.

Mark Dwelle - RBC Capital Markets - Analyst

Okay. And then with respect to Max Specialty, you had commented that there — sorry. With respect to Max Specialty, the expense ratio there seems to have stabilized. Is that a reasonable run rate to use kind of looking forward? Have we kind of reached critical mass there?

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

I think it's still a bit on the high side, Mark. You are going to see their combined ratio come down closer to 90 — 80% to 90%. So we still have earned premium growth to take place in that operation before the percentage expense ratio will come in line. If you're looking at dollars, we are at a reasonable run rate in terms of dollars.

Joe Roberts - Max Capital Group Ltd. - CFO

We don't expect — we sort of (inaudible) complement staff in our (unintelligible) operation, both (inaudible) on the operating side and (inaudible) increased there (inaudible).

Mark Dwelle - RBC Capital Markets - Analyst

Okay. I'll stop there. Thanks.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

Thanks, Mark.

Operator

Your next question comes from the line of Josh Shanker with Citi. Please proceed with your question.

Josh Shanker - Citigroup - Analyst

Thank you. My question regards a couple lines that you are growing in the casualty area for the marketplace. Are there some unusual access casualty reinsurance workers' compensation reinsurance — are those areas — are you seeing some special pricing there? What's the growth in that area, and why are you attracted to it?

Joe Roberts - Max Capital Group Ltd. - CFO

Josh, actually, it's simply a renewal of the timing — timing renewal. I apologize. We've written some business in the workers' comp that renewed in January, where in previous periods, they hadn't renewed in later quarters, and hence the difference. We're not offering anything different to our workers' comp program that we haven’t in the past.

Josh Shanker - Citigroup - Analyst

Okay. Very good. And any thoughts on the tax bills that was talked about yesterday in the press?

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

What was that again, Josh? We're having trouble hearing now.

Josh Shanker - Citigroup - Analyst

I'm sorry. The tax bills that Obama — the tax haven (inaudible).

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

I have read limited news reports on it, to be honest with you. But what I have read tells me that there was no new information in what was said yesterday. And the Bermuda companies collectively are working quite hard to make sure that the value that Bermuda brings continues to be well recognized in the marketplace. I have said before, if things progress as are presently expected, the impact on the Bermuda companies as a domicile should be fairly modest, because the companies today, between excise tax and income tax on the US subsidiary, are paying a very healthy percentage. And we wouldn't expect that to change.

One thing about Max, in particular, is because we buy so much third-party reinsurance on our US platform, regardless of how this comes out, the dollar impact on us is fairly small.

Josh Shanker - Citigroup - Analyst

Thank you.

Operator

(Operator instructions.) Your next question comes from the line of Brett [Sharrefs] with KBW. Please proceed with your question.

Cliff Gallant - Keefe, Bruyette & Woods - Analyst

Oh, that's actually Cliff Gallant at KBW.

Joe Roberts - Max Capital Group Ltd. - CFO

Morning (inaudible).

Cliff Gallant - Keefe, Bruyette & Woods - Analyst

Good morning. I think [Ed Noone] is messing with your phone line today.

One of my questions was actually answered just by — Josh just answered them — asked them. But I did want to ask a little about the life and annuity business and whether or not you are working on any transactions in that business. Yeah, that was my first question.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

We actually are starting to become a little more bullish on the US market for the type of transactions that we do than we have been for probably three or four years. The distress in the life companies has created some real opportunities with the smaller life companies for surplus relief transactions at attractive margins. So most of our business, as you know, the past three or four years has all been euros, mostly out of Ireland and the UK — or not the UK, mostly out of Ireland. I suspect this year you'll see a mix of euro and dollar business.

Cliff Gallant - Keefe, Bruyette & Woods - Analyst

I wanted to ask — I know you're obviously occupied with the IPC transaction. But there's been a lot of hiring from some of your larger competitors in recent months. Have you guys looked at that, or are you satisfied with the current stable of characters?

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

We have looked at it. And in fact, we've been doing some hiring ourselves. We just had a couple of announcements in London, and as I intimated, I think you're going to see more announcements from us in the US. We have not been really aggressive at some of the more high-profile teams you have seen exiting the larger competitors, mainly because they really have a different platform in the marketplace than what Max likes.

We’re not a company that wants to put out a $100 million line. We're not real heavy on the — we're not real heavy, nor enthused about the offshore energy space. We can write all the property cat we want with the teams we have today, plus with the terrific IPC folks coming over. And that's most of what you've been seeing.

The one other area that you've seen some hiring on is excess casualty. Well, frankly, we have probably the [island's] (inaudible) now. And others are seeing the attractiveness of that business. So they're staffing up to do what Max is already doing. So we've looked. We continue to look. If we announce something, you'll know because we thought it was additive and good. But we haven't been compelled with what we have seen today.

Cliff Gallant - Keefe, Bruyette & Woods - Analyst

Thank you.

Operator

There are no further questions at this time.

Marty Becker - Max Capital Group Ltd. - Chairman and CEO

All right. Well, we once again thank each of you for spending your time and listening to an update on Max. We very much apologize for the line quality, but that's a little out of our control. Hopefully, the transcript of the call will be out soon and will be an accurate reflection of the comments. As always, feel free to call Joe, Susan or myself, and we'd be delighted to work with your questions. Thank you very much.

Joe Roberts - Max Capital Group Ltd. - CFO

Antoine, could we have another moment?

Operator

Yes, sir.

Joe Roberts - Max Capital Group Ltd. - CFO

Just with you as operator, please.

Operator

Thank you for your participation in today's conference call. This concludes the presentation. You may now disconnect. Good day.